Exhibit 99.1

ASML share buy back program

Repurchase up to € 1 billion within 2 years

Announced January 19, 2011

Repurchased of total program: 70.0%

The total amount of outstanding shares at the end of 2010 is approximately 436 million shares.

The following table shows the shares repurchased between November 28, 2011 and December 30, 2011:

Date	Repurchased shares	Average price	Repurchased value
Nov. 28 – Dec. 2, 2011	117,600	€28.78	€3,384,916
Dec. 5 – Dec. 9, 2011	202,318	€30.80	€6,231,451
Dec. 12 – Dec. 16, 2011	405,943	€30.35	€12,320,183
Dec. 19 – Dec. 23, 2011	292,002	€30.91	€9,024,723
Dec. 27 – Dec. 30, 2011	0	€0.00	€0
Total shares repurchased between November 28, 2011 and December 30, 2011	1,017,863	€30.21	€30,961,273

Total shares repurchased since December 30, 2011	25,674,576	€27.26	€699,999,976